February 27, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of SilverBox Corp III, under the Exchange Act of 1934:

- Units, each consisting of one Class A Common Stock and one-third of one redeemable warrant
- Class A Common Stock, $0.0001 par value per share
- Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com